   Buenos Aires, June 2, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PESA – LEC 061/17

Ref.: Relevant Fact.

Dear Sirs,

I am writing to the National Securities Commission (Comisión Nacional de Valores or “CNV”) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”, indistinctively) to inform you that, in a meeting held today, the Board of Directors of the Company approved the execution of compensation agreements with the Company’s main executives. Subject to the approval of the Annual Shareholders’ Meeting to be held each year, the main executives will have the right to a contingent variable compensation, which calculation is based on the capital gain of Pampa’s stock in the market and capped to 1.5% of the operating income before interests, taxes and other non-cash items (EBITDA) of the fiscal year to be remunerated. The objective of this variable compensation is to align the executives’ interests with the shareholders of the Company, creating value for the executives only if there is also value created for the shareholders. The compensation agreements were subject to the prior consideration of the Audit Committee, which concluded favorably regarding their reasonability. The aforementioned Audit Committee report is available to the shareholders.

Sincerely,

Victoria Hitce

Head of Market Relations